EXHIBIT 1
                                                                       ---------

NEWS RELEASE
FOR IMMEDIATE RELEASE
FEBRUARY 3, 2003
--------------------------------------------------------------------------------

ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE FEBRUARY 2003 INCREASE TO THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, FEBRUARY 3, 2003 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.32433 to 1.33664. Such increase will be effective on February 17, 2003.

The following are the details on the calculation of the Exchange Ratio:

                             OPENING       ARC ENERGY       10 DAY WEIGHTED      INCREASE IN     EFFECTIVE DATE OF THE     RATIO AS
   RECORD DATE OF ARC        EXCHANGE         TRUST         AVERAGE TRADING       EXCHANGE       INCREASE IN EXCHANGE          OF
ENERGY TRUST DISTRIBUTION     RATIO       DISTRIBUTION      PRICE OF AET.UN       RATIO **               RATIO             EFFECTIVE
                                            PER UNIT       (PRIOR TO THE END                                                  DATE
                                                             OF THE MONTH)
-------------------------- ------------- ---------------- --------------------- -------------- -------------------------- ----------
January 31, 2003             1.32433          $0.15             $12.1899           0.01231         February 17, 2003        1.33664

-------------------------- ------------- ---------------- --------------------- -------------- -------------------------- ----------

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

     For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

          Investor Relations, E-mail: arc_energy_trust@arcresources.com
           Telephone: (403) 503-8600               Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9